Exhibit 99.4

Jingrui Wang Pu Holdings Group Ltd.

Nominating and Corporate Governance Committee Charter

Effective [*], 2025

1.	Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) is to identify individuals qualified to become members of the Board of Directors (the “Board”) of Jingrui Wang Pu Holdings Group Ltd. (the “Company”) consistent with criteria approved by the Board, to recommend that the Board select the director nominees for the next annual meeting of shareholders, and to review and recommend proposed changes to the Company’s Corporate Governance Guidelines, as applicable, and to oversee the evaluation of the Board, consistent with this charter (this “Charter”).

2.	Composition, Independence

The Committee must consist of at least three directors, each of whom must satisfy the independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”), except as otherwise permitted by applicable Nasdaq rules, including applicable exemptions and transition periods.

As a “controlled company” as defined in Nasdaq rules, the Company will be exempt from certain Nasdaq corporate governance requirements, including those that would otherwise require the Company’s board of directors to have a majority of independent directors and require that the Company either establish compensation and nominating and corporate governance committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of the Company’s executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors.

Committee members must be appointed to the Committee by the Board and may be removed, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership.

3.	Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s governing documents that are applicable to the Committee.

The Committee has sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms. The Committee has the authority to retain any other advisors that the Committee believes to be desirable and appropriate and has the authority to approve related fees and retention terms.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, and the Company’s governing documents.

4.	Duties and Responsibilities

A.	Director Nominees.

The Committee will identify individuals qualified to become members of the Board. The Committee will ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee will also recommend to the Board the nominees for election to the Board at the next annual meeting of shareholders.

B.	Criteria for Selecting Directors.

The criteria to be used by the Committee in recommending directors and by the Board in nominating directors are as set forth in the Company’s Corporate Governance Guidelines.

C.	Board Committee Structure and Membership.

The Committee will periodically review the Board committee structure and, subject to the right of any third party to designate a director to serve on a committee of the Board, including pursuant to the Shareholders’ Agreement, recommend to the Board for its approval directors to serve as members and chair of each committee.

D.	Board Leadership Structure.

The Committee will periodically review the Board’s leadership structure to assess whether it is appropriate, given the specific characteristics and circumstances of the Company, and will recommend any proposed changes to the Board.

E.	Director Changes in Position or Circumstances.

The Committee will review any notification by a director of his or her resignation or material changes in employment or of circumstances that may adversely reflect upon the director or the Company, in accordance with the Corporate Governance Guidelines. Based on this review, the Committee may recommend that the Board request such director to resign from the Board.

F.	Corporate Governance Guidelines.

The Committee will, from time to time as it deems appropriate, review and reassess the adequacy of the Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

G.	Board and Management Evaluations.

The Committee will oversee the annual self-evaluations of the Board, its committees, and management.

H.	Other Corporate Governance Matters.

The Committee may make recommendations to the Board regarding governance matters, including, but not limited to, the Company’s amended and restated memorandum and articles of association, governing documents, and the charters of the Company’s other committees.

I.	Reports to the Board of Directors.

The Committee must report regularly to the Board regarding the activities of the Committee.

J.	Committee Self-Evaluation.

The Committee must at least annually perform an evaluation of the performance of the Committee.

K.	Review of this Charter.

The Committee must periodically review and reassess this Charter and submit any recommended changes to the Board for its consideration.

5.	Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its responsibilities to a subcommittee of the Committee.